UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 7, 2023

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

STRATEGIC PLAN 2023-2025: GUIDANCE UPDATE

TIM S.A. (“Company” or “TIM) (B3: TIMS3; NYSE: TIMB), in compliance with Article 157 of Law No 6,404 and the provisions of CVM Resolution N. 44, hereby informs its shareholders, the market in general and all the interested party on the updates of the projections of its Strategic Plan 2023-2025, released to the market through a Material Fact dated as of February 14th, 2023.

The Company publishes this update after a quarter of significant evolution of its financial results and the resolution of the disputes with Oi S.A. - In Judicial Recovery regarding the termination of the transaction (Material Fact disclosed to the market on October 4, 2023). The combination of these elements led to an improvement in the assumptions that resulted in the short-term goals outlined in its 2023-2025 Plan.

Management has therefore updated its estimates for the "Remuneration announced to shareholders" indicator, leading to an amount of more than R$2.9 billion[1] for 2023 (an increase of R$600 million compared to the original estimate of ~R$2.3 billion).

In addition to the indicator above, considering (i) the revision of the impacts of the approval of the Cozani’s merger, disclosed to the market through a material fact filed on March 31, 2023, and (ii) the adjustment in the Closing Price mentioned above, the management of TIM updated the projection of a positive tax impact related to the “Goodwill from the acquisition of Oi’s assets” to an NPV of around R$1 billion.

In the tables below, TIM highlights the previous and updated short and medium-terms targets for 2023-2025.

1 Still subject to approval of the Proposal for Allocation of results by the Company's Board of Directors and the Ordinary General Meeting to be held in 2024.

Projections 2023-2025 (previous)
KPI	2023 Projection (Short-Term)	Medium-Term
Remuneration announced to shareholders[2]	~2.3 billion	Continuous Evolution
Goodwill from the acquisition of Oi's assets	NPV of approx. R$ 700 million

Projections 2023-2025 (updates)
KPI	2023 Projection (Short-Term)	Medium-Term
Remuneration announced to shareholders[3]	>2.9 billion	Continuous Evolution
Goodwill from the acquisition of Oi's assets	NPV of approx. R$ 1.0 billion

Note: These projections do not consider the implementation of tax reforms, regulatory changes, or new frequency auctions.

Finally, TIM informs that the other indicators and projections previously disclosed by the Company have not been changed for the 2023-2025 Strategic Plan and its guidance.

Rio de Janeiro, November 07th, 2022.

TIM S.A.
Alberto Mario Griselli Chief Executive Officer and Investor Relations Officer

2 The target considers announcements of dividends and interest on equity in gross form.

3 The target considers announcements of dividends and interest on equity in gross form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 7, 2023	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer